MONTHLY REPORT - JULY, 2004
                              Global Macro Trust
               The net asset value of a unit as of July 31, 2004
               was $  824.22, down  4.9% from   $ 866.54 per unit
                            as of June 30, 2004.
                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (376,836.453      $   3,328,593     323,217,083     326,545,676
   units) at June 30, 2004
Addition of 17,868.713 units on         105,000      15,379,035      15,484,035
   July 1, 2004
Redemption of 6,166.025 units on             (0)     (5,082,161)     (5,082,161)
   July 31, 2004
Net Income (Loss) - July, 2004         (149,632)    (16,479,747)    (16,629,379)
                                    -----------  --------------  --------------
Net Asset Value at July 31, 2004  $   3,283,961     317,034,210     320,318,171
                                    ===========  ==============  ==============
Net Asset Value per Unit at July
31, 2004 (388,631.319 units
inclusive of 92.178 additional
units.)                                          $       824.22


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(8,945,127)    (36,466,011)

      Change in unrealized gain (loss) on open       (6,289,227)    (20,631,775)
        contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
        obligations
      Change in unrealized gain (loss) from U.S.
        Treasury obligations                            241,642        (398,861)


   Interest income                                      351,293       1,958,494

   Foreign exchange gain (loss) on margin               (18,743)        162,634
     deposits

Total: Income                                       (14,660,162)    (55,375,519)

Expenses:
   Brokerage commissions                              1,832,858      11,907,586

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               136,359         909,247


Total: Expenses                                       1,969,217      12,816,833

Net Income (Loss) - July, 2004                     $(16,629,379)    (68,192,352)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                      August 10, 2004



Dear Investor:

Global Macro Trust ("GMT") was down 4.88% for July. Year-to-date the Fund is down 18.28%.

In July, losses from currencies, interest rates and stock indices outweighed profits from commodity trading.

The Fund was positioned for a continuation of the weakening dollar trend which had gained momentum from upbeat economic news from Japan and evidence that foreign investors were souring on U.S. securities. May purchases of U.S. securities by foreigners were reported down 26% from April, the lowest in 7 months, and the fourth consecutive monthly decline. However, Fed Chairman Greenspan gave a very upbeat assessment of the U.S. economic recovery, resulting in massive covering of short dollar positions. Higher than expected consumer confidence was reported July 27, reinforcing the dollar rally which tailed off by month-end on weaker than expected reports on durable goods and second quarter GDP growth which was revised down from 3.9% to 3%. These cross currents resulted in losses on long positions in the euro, yen, Swiss franc, Czech koruna, Korean won, Norwegian krone and New Zealand and Singapore dollars. Non-dollar cross rate trading was flat in July.

The net effect of the conflicting July economic reports was a perception that U.S. interest rate increases might be slower than had been factored into market prices, and a short position in short-term eurodollar deposits was unprofitable. Improved expectations for the German economy resulted in losses on long positions in German 5-year notes and 10-year bonds. Short positions in Japanese 10-year bonds and U.S. Treasury 5-year notes and long positions in U.S. Treasury 10-year notes and 30-year bonds were narrowly unprofitable.

U.S. and foreign stock markets had a weak July, and losses were sustained on long positions in the German DAX, Japanese Nikkei and Topix, Hong Kong Hang Seng and S&P 500 and NASDAQ 100 indices. By month-end the Fund had partial short positions in U.S., German and Japanese indices.

Commodity trading was profitable in July. Energy prices were very strong based on tight supply/demand fundamentals. Global crude demand rose 3.1% in the second quarter, the highest rate of increase in 3 years, and gasoline, heating oil and diesel inventories were 5% below average mid-year levels. Long positions in crude oil, heating oil, unleaded gasoline and London gas oil were profitable. A small loss was sustained on a short natural gas position. In metals, long positions in gold and copper generated small profits. Short positions in corn and cotton were profitable in the agricultural sector.

A commentary on 2004 performance is enclosed.

                                Very truly yours,

                                Millburn Ridgefield Corporation
                                 Harvey Beker, co-Chairman
                                 George E. Crapple, co-Chairman



                          2004 Year-to-Date Performance

Global Macro Trust (the "Fund") is down 18.28% year-to-date through July 31 reflecting an absence of sustained trends and unusual but not unprecedented volatility in many of the markets which the Fund trades.

Systematic futures trading is analogous to paying the premium to buy an option on stocks or other instruments. An investor buys an option in the expectation of a major market move. If instead the market churns in a range, the premium is lost. We don't pay option premiums, but when one of our systems signals that a trend may be beginning in a market the Fund trades, we risk a certain dollar amount on a trade in that market (a trading system's risk to reversal). If the price moves against the position and the system signals a reversal, the amount risked on the trade is lost. We take positions for the Fund in the expectation not that every trade will be profitable but that over time a percentage of trades will generate large profits when the markets traded make major moves up or down.

Since the run-up in stocks ended earlier this year, the stock market has not established a sustained trend up or down. Stock indices are 15% of the Fund's portfolio. This environment of up and down action without major trends has also been the case in foreign exchange and interest rates, 39% and 31%, respectively, of the Fund's portfolio. These key components of the portfolio have been range bound with volatility for between seven and eleven months, and the dollars risked on trades have not borne fruit, generating losses for investors.
Although the beginning and end of these periods are not possible to predict, in the 28 year history of the Millburn Diversified Portfolio which the Fund trades, when drawdown periods end, losses have been recovered relatively quickly (4.5 to 12 months). Investors are reminded, however, that past performance is no guarantee of future results. We continue to follow our methodology of risking limited amounts on each trade. If the Fund fails to keep its oar in the water, any major profit opportunities will be missed. Excellent profits do not require significant moves in all or even most markets and sectors.

A managed futures investment is not intended to be a core portfolio holding which would supplant equities or fixed income, but we believe that it has the potential to complement these other investments due to its history of generating returns that are not correlated to the stock and bond markets and often providing positive returns during negative periods for stocks and bonds.
Because the Fund's trading method is based upon trading systems designed to identify trends, it is objective as to market direction. That means the Fund has the potential to profit if negative trends develop in stocks, bonds, the U.S. dollar or commodities but it has an equal opportunity to profit if trends are positive. The Fund utilizes a spread of 6 to 8 trading systems in each market with the objective of having the largest positions in periods of decisive trends and smaller or no positions when the systems disagree.

Millburn and its principals, employees and affiliates maintain investments exceeding $100 million in our Diversified Portfolio and we maintain a strong research effort with the objective of improving our risk adjusted returns. While uncomfortable, this current period is within the range of our prior experience and is evidence of the fact of life that all investments and trading strategies experience periods of favorable and unfavorable environments. We certainly acknowledge that this has been a poor period for the Fund but remain confident in our method and optimistic about the future.

If an investor has decided on portfolio weightings for various investments, many financial professionals believe that it's usually a good idea to rebalance periodically, lightening up on things that have done well and adding to the underperforming categories. The opposite approach is often tempting but not necessarily rewarding. We encourage you to stay the course with managed futures and the Fund.